Predictmedix Provides Corporate Update on Key Technology
Milestones and Commercialization Outlook for 2023

TORONTO, ON / ACCESSWIRE / January 16, 2023 / Predictmedix Inc. ("Predictmedix" or the "Company") (CSE:PMED)(OTCQB:PMEDF), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), today announced a corporate update providing key technology milestones and commercialization outlook for the 2023 calendar year.

"Since the beginning of 2022, Safe Entry has evolved into a complete solution for workplaces around the world, helping companies and organizations ensure the health and safety of their employees to minimize accidents and liability. Safe Entry started as an advanced screener for identifying symptoms of Covid-19, and then we began testing Safe Entry to identify signs of impairment from alcohol and cannabis. After numerous trade shows, demos, events, and client placements we realized the urgent demand from multiple industries for a complete solution to ensure employee health and safety. Safe Entry has now evolved into a Fit for Duty solution as we call it, identifying not only signs of infectious diseases and impairment, but also signs of extreme fatigue, key vitals, and other important metrics for identifying overall Fit for Duty readiness," stated Dr. Rahul Kushwah, Chief Operating Officer at Predictmedix.

"To date, we have successfully published four (4) peer-reviewed publications. Our peer-reviewed publications in scientific journals are crucial in our commercialization plan - as it adds credibility and validation for our Fit for Duty screening technology and also gives our customers confidence in using Safe Entry as a complete workplace solution for health and safety screening. With our strong technological pipeline, we believe Predictmedix is at a commercial-ready stage and able to meet the demand for Safe Entry's Fit for Duty solutions from our prospective customers".

Technology Milestones

Significant technology upgrades have been made to Safe Entry in 2022. Physically, several upgrades such as the camera units, sensors and chips, general materials to fabricate the Safe Entry Stations and the process of fabricating were made. We've received ample positive feedback on the current design of Safe Entry from prospective customers and industry leaders at events and placements.

Technologically, Safe Entry has had a transformational year. Its accuracy levels, speed and connectivity, installation, troubleshooting, and user experience have improved tremendously. This was all possible through obtaining and testing key datasets from our hospital studies and other placements as well as constantly gaining partners and customer feedback to improve Safe Entry's overall user experience and effectiveness.

Along with the Company's peer-reviewed publications, Predictmedix's recently completed clinical studies with large hospital groups. This has successfully validated Safe Entry's vital screening technology of heart rate, respiratory rate, eye redness, and body temperature with exceptionally high accuracy rates. Another leap in the right direction as Safe Entry's Fit for Duty solutions to validate the technology and prove the efficacy of Safe Entry.

Additionally, Predictmedix has developed novel deep-learning techniques for identifying fatigue in individuals in workplace settings. The Company's recently published peer-reviewed journal highlights the efficacy of the technology, with an astonishing 91% accuracy that will continue to improve through Safe Entry's deep-learning models.

We strive to continuously add to our suite of technologies. In fact, we have recently begun deployments of Safe Entry in bars across India and have also engaged in a partnership with a University in Indonesia to collect even more data for Safe Entry's screening capabilities.

Commercialization Outlook for 2023

Safe Entry is being positioned at the forefront of workplace health and safety solutions. The global workplace safety market is projected to grow from an estimated $14.2 billion USD in 2022 to $26.7 billion USD by 2027 at a Compound Annual Growth Rate (CAGR) of 13.5%1.

While we were focused on upgrading, evolving, and validating Safe Entry - our team and partners were vigorous in educating market leaders at several trade show events across multiple industries about Safe Entry's Fit for Duty solutions. The excitement Safe Entry has generated from audiences at events while demoing Safe Entry has led to a bright-looking sales pipeline with a lot of potential for scalability and meaningful revenue.

Predictmedix's peer-reviewed publications are an important milestone as the validation of our technology allows us to continue to develop our Triage solution for hospitals, where incoming patients' vitals are non-invasively screened and simultaneously transmitted to healthcare providers so decisions can be made more efficiently.

Predictmedix will be hyper-focused on commercialization throughout 2023, securing high-revenue recurring placements for workplaces in industries such as mining, manufacturing, warehousing, construction, and other industries where employee health and safety remain of high priority.

"It's our commitment to scale Safe Entry in 2023 and with our network of partners and industry leaders, we believe we are on our way to meeting significant revenue and scalability goals. As always, we continue to strive to build shareholder value through our technology portfolio, medical journals, and validated technology - all of which will allow us to create a significant impact in the marketplace in 2023 and beyond. To this end, the company is currently engaged in discussions with a number of large enterprises for potential commercial deployments," concluded Dr. Rahul Kushwah.

The Company announces that it has granted incentive stock options to officers and consultants of the Company to purchase an aggregate of 10,000,000 common shares of the Company at an exercise price of $0.05 per common share expiring four years from the date of grant.

1https://www.marketsandmarkets.com/Market-Reports/workplace-safety-market- 247399116.html

About Predictmedix Inc.

Predictmedix (CSE: PMED) (OTCQB: PMEDF) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations - powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, fatique or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Investor Relations Contact

Corey Matthews

Investors@predictmedix.com

Caution Regarding Forward-Looking Information:

This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any Page 4 of 4 future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except required by law.

Disclaimer: "The Company is not making any express or implied claims that its product has the ability to diagnose, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time."

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